SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

USIO, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

70438S202

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70438S202

1	Names of reporting persons Topline Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,325,749
	6	Shared voting power 0
	7	Sole dispositive power 3,325,749
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 3,325,749
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 13%
12	Type of reporting person (see instructions) IA

CUSIP No. 70438S202

1	Names of reporting persons Collin McBirney
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization USA

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 3,325,749
	7	Sole dispositive power 0
	8	Shared dispositive power 3,325,749

9	Aggregate amount beneficially owned by each reporting person 3,325,749
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 13%
12	Type of reporting person (see instructions) IN/HC

CUSIP No. 70438S202

1	Names of reporting persons Topline Capital Partners, LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,325,749
	6	Shared voting power 0
	7	Sole dispositive power 3,325,749
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 3,325,749
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 13%
12	Type of reporting person (see instructions) PN

Item 1

(a) Name of Issuer:

USIO, Inc.

(b) Address of Issuer’s Principal Executive Offices:

3611 Paesanos Parkway, Suite 300, San Antonio, TX 78231

Item 2

(a) Name of Persons Filing:

Topline Capital Management, LLC (“TCM”)

Collin McBirney

Topline Capital Partners, LP (“TCP” or the “Fund”)

(b) Address of Principal Business Office or, if none, Residence:

544 Euclid Street, Santa Monica, CA 90402

(c) Citizenship:

Reference is made to Row 4 of pages 2—4 of this Schedule 13G (this “Schedule”), which are incorporated by reference herein.

(d) Title of Class of Securities:

Common Stock, $0.001 par value

(e) CUSIP Number: 70438S202

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

Reference is hereby made to Rows 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which are incorporated by reference herein.

As of December 31, 2021 and the date of this filing, the Fund beneficially owns 3,325,749 shares of the issuer’s common stock.

The securities reported on this Schedule as beneficially owned by TCM (the “Securities”) are held by and for the benefit of the Fund. Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities. TCM, as the investment manager and general partner of the Fund, and Collin McBirney, as the member-manager of TCM, may, therefore, be deemed to beneficially own the Securities held by the Fund for the purposes of Rule 13d-3 under the Act insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of TCM or Mr. McBirney is, for any other purpose, the beneficial owner of any of the Securities held by the Fund, and each of TCM and Mr. McBirney expressly disclaims beneficial ownership as to the Securities held by the Fund, except to the extent of its or his pecuniary interests therein.

The calculation of percentage of beneficial ownership in Row 11 of pages 2, 3 and 4 of this Schedule was derived from the issuer’s Investor Presentation dated January 26, 2022 which was filed as an Exhibit to the issuer’s Form 8-K Current Report filed with the Securities and Exchange Commission on January 26, 2022, in which the issuer stated that the number of shares of its common stock outstanding was 25.5mm shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

TOPLINE CAPITAL MANAGEMENT, LLC

By:	/s/ Collin McBirney
Collin McBirney
Managing Member

TOPLINE CAPITAL PARTNERS, LP
By:	Topline Capital Management, LLC,
its general partner

By:	/s/ Collin McBirney
Collin McBirney
Managing Member

COLLIN MCBIRNEY

/s/ Collin McBirney

EXHIBIT LIST

Exhibit A	Joint Filing Undertaking